[Windrose Medical Properties Trust Letterhead]

June 16, 2005

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Windrose Medical Properties Trust
Form 10-K for the year ended December 31, 2004
Filed March 14, 2005
File No. 1-31375

Dear Ms. van Doorn:

     We are submitting this response to your letter dated June 2, 2005 with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”).

     For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 2, 2005 comment letter, and is followed by our corresponding response.

Form 10-K for the year ended December 31, 2004

Note 2 Summary of Significant Accounting Policies

Real Estate Investments, page F-9

1.	Please expand upon your response to comment 2 in our letter dated May 9, 2005 to clarify how your input-based approach to recognizing contract revenues using the percentage of completion method is a reasonable surrogate for an output-based approach. In your response, please address the following:

•	whether upon termination of the contract you are entitled to collect fees based on hours incurred;

•	whether there are significant start-up costs; and

•	your realization and loss experience under these types of contracts.

Ms. Linda van Doorn
June 16, 2005

Response: We believe that the Company’s input-based approach to recognizing contract revenues using the percentage of completion method is a reasonable surrogate for an output-based approach because in the Company’s case there are no valid units of output for measuring progress other than hours expended. Our typical project management contract utilizes a milestone billing approach which has the Company collecting a portion of the fee as follows:

•	at contract signing;

•	upon plan and design completion;

•	upon funding; and

•	progress payments during each month of actual construction.

This billing approach reduces the Company’s risk because we are in essence prepaid for our services.

Contracts cannot be terminated without penalty. If contracts are terminated, the contracts require clients to pay a termination fee that is based on actual labor costs (multiplied by a factor, which is typically 2.85) and expenses incurred through the termination date. Depending on the reason for termination, there can be an additional termination fee of 50% of the outstanding balance of the remainder of the fee. We have had only one contract terminated before its completion in the past 5 years. In this situation, we recovered all costs based on hours incurred and expenses through the termination and our service company did not have a resulting loss.

Start-up costs are not significant. By design we expend very little effort until the contract is executed, and all start-up costs are expensed as incurred. We have not experienced any losses under these types of contracts. Furthermore, because we are project managers and not general contractors, based on the information above, we believe that the most reasonable measure of measuring revenue earned by our service operations is based on labor hours incurred.

Ms. Linda van Doorn
June 16, 2005

     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 317-860-8855.

Very truly yours,

/s/ C. Douglas Hanson

C. Douglas Hanson,
Chief Financial Officer

cc:	Mr. Eric McPhee
Mr. Fred S. Klipsch
Mr. Frederick L. Farrar
Mr. David C. Wright